UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2022

Commission file number: 001-41334

RAIL VISION LTD.

(Translation of registrant’s name into English)

15 Ha’Tidhar St.

Ra’anana, Israel, 4366517

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of the Annual and Extraordinary General Meeting of Shareholders

On June 6, 2022, Rail Vision Ltd. (the “Company”) convened an annual and extraordinary general meeting of shareholders (the “Meeting”). At the Meeting, the shareholders of the Company approved each of the six proposals brought before the Meeting in accordance with the majority required for each proposal. The resolutions were as follows:

1.	To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 and until our next annual general meeting of shareholders, and it hereby is, approved and the Audit Committee or the Board of Directors be, and hereby is, authorized to fix the compensation of such independent auditors.

2.	To re-elect Shmuel Donnerstein as a director of the Company, to serve until the Company's next annual general meeting of shareholders.

3.	To approve the election of Inbal Kreiss as a director of the Company, to serve effective as of April 4, 2022 until the Company's next annual general meeting of shareholders.

4.	To approve the election of Oz Adler to hold office as an external director of the Company, for a period of three (3) years effective as of the Meeting date, including his entitlement to remuneration according to the Directors’ Remuneration Terms.

5.	To ratify and approve the election of Yossi Daskal to hold office as an external director of the Company, for a period of three (3) years effective as of April 4, 2022.

6.	To approve and ratify the purchase of a D&O run-off insurance policy for directors and officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rail Vision Ltd.

Date: June 6, 2022	By:	/s/ Ofer Naveh
Ofer Naveh
Chief Financial Officer

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